Exhibit 12.1
Mediacom LLC
Schedule of Computation of Ratio of Earnings to Fixed Charges

		For the Years ended December 31,
	2010	2009	2008	2007	2006

Earnings:
Income (loss) before income taxes	$33,153	$51,818	$7,389	$(14,626)	$(19,419)
Interest expense, net	91,824	89,829	99,639	118,386	112,895
Amortization of capitalized interest	1,828	255	1,706	1,939	1,702
Amortization of debt issuance costs	3,392	1,961	2,039	2,225	2,427
Interest component of rent expense(1)	2,831	3,041	3,133	2,617	2,716

Earnings available for fixed charges	$133,028	$146,904	$113,906	$110,541	$100,321

Fixed Charges:
Interest expense, net	$91,824	$89,829	$99,639	$118,386	$112,895
Capitalized interest	1,632	1,564	2,131	1,729	1,893
Amortization of debt issuance cost	3,392	1,961	2,039	2,225	2,427
Interest component of rent expense(1)	2,831	3,041	3,133	2,617	2,716

Total fixed charges	$99,679	$96,395	$106,942	$124,957	$119,931

Raito of earnings to fixed charges	1.33	1.52	1.07	—	—

Deficiency of earnings over fixed charges	$—	$—	$—	$(14,416)	$(19,610)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.